CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Prudential Financial Inflation-Linked Medium-Term Notes Due April 10, 2018	$75,000,000	$8025

(1)	Excludes accrued interest, if any.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, registration fees were paid with respect to unsold securities that were previously registered pursuant to Registration Statement Nos. 333-123240, 333-123240-01 and 333-123240-02 and were carried forward. Prudential Financial is offsetting the $8025 registration fee with respect to the $75,000,000 Prudential Financial Inflation-Linked Medium-Term Notes Due April 10, 2018 offered by means of this pricing supplement against those registration fees carried forward, and $112,615.62 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Under Rule 424(b)(3)
PRICING SUPPLEMENT NO. 122 Dated March 31, 2006	Registration Statement No. 333-132469 333-132469-01 333-132469-02
(To Prospectus dated March 16, 2006 and Prospectus Supplement dated March 16, 2006)

Prudential Financial, Inc.

$75,000,000

Prudential Financial Inflation-Linked Retail Medium-Term Notes

Due April 10, 2018

This pricing supplement relates to $75,000,000 principal amount of Prudential Financial Inflation-Linked Retail Medium-Term Notes, or the “notes,” of Prudential Financial, Inc. You should read this pricing supplement in conjunction with the prospectus dated March 16, 2006 and prospectus supplement dated March 16, 2006. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus, as supplemented.

We will pay interest on the notes on the 10th calendar day of each month, which we refer to as an “Interest Payment Date,” beginning May 10, 2006. Until May 10, 2006, the annual interest rate payable on the notes will be 6.39%. Thereafter, the annual interest rate will be equal to the Inflation Index Adjustment, which will be determined as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate,” plus 2.40%, or 240 basis points. However, at no time will the annual interest rate for any interest payment period be less than zero.

We will base the Inflation Index Adjustment for each interest payment period on the percentage change in the U.S. Consumer Price Index, or “CPI,” as defined in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.” The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. We will calculate the Inflation Index Adjustment monthly and reset the interest rate on the notes monthly.

We have applied to list the notes on the New York Stock Exchange, or “NYSE.” For additional information, see “Listing Information” on page PS-4 of this pricing supplement.

The notes will mature and be payable at 100% of their principal amount on April 10, 2018, plus accrued and unpaid interest thereon to but excluding that date, and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Prudential Financial, Inc. and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves certain risks, including those described in the “Additional Risk Factors” section beginning on page PS-2 of this pricing supplement, the “Risk Factors” section beginning on page S-6 of the accompanying prospectus supplement, and the “Notes Regarding Forward-Looking Statements and Certain Risks” section beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this pricing supplement, the accompanying prospectus, or the accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Purchasing Agent’s Discount	Proceeds, Before Expenses, to Us (2)
Per Note	100.00%	2.50%	97.50%
Total	$75,000,000	$1,875,000	$73,125,000

(1)	Plus accrued interest, if any, from April 10, 2006 if settlement occurs after that date.
(2)	Net of accrued interest, if any, from April 10, 2006, if settlement occurs after that date.

The Agents expect to deliver the notes in book-entry form only, through the facilities of The Depository Trust Company, New York, New York, on or about April 10, 2006.

Merrill Lynch & Co.	Morgan Stanley	Wachovia Securities

ADDITIONAL RISK FACTOR

You should carefully consider the following risk factor, and the other information provided and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. The notes will not be an appropriate investment for you if you are not knowledgeable about significant features of the notes, about our financial condition, operations and business or financial matters in general. You should not purchase the notes unless you understand, and know that you can bear, these risks.

During periods of reduced inflation or deflation, the interest rate applicable to the notes for any interest payment period could be lower than 2.40% and as low as zero.

During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 2.40% above the Inflation Index Adjustment, or 3.40%. In a period of deflation, the Interest Index Adjustment would be negative, which then could result in an interest rate below 2.40% and as low as zero. For example, if the Inflation Index Adjustment were -1.00%, the interest rate in that period would be 1.40%, and if the Inflation Index Adjustment were - 2.40%, the interest rate in that period would be zero. For further discussion of the risks related to an investment in inflation-linked notes, see “Risk Factors—Risks Related to an Investment in Inflation-Linked Notes” in the accompanying prospectus supplement.

CERTAIN NOTE TERMS

1.	Aggregate Original Principal Amount: $75,000,000

2.	Issue Date: April 10, 2006

3.	Maturity Date: April 10, 2018

a.	Amount Payable on the Maturity Date: 100% of principal amount, plus accrued and unpaid interest thereon to but excluding that date

4.	Denominations: $25 and increments thereof

5.	Interest Category: Indexed Notes

6.	Trustee: Citibank, N.A.

7.	Calculation Agent: Prudential Financial, Inc.

8.	Purchasing Agents:

Agents	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$25,000,000
Morgan Stanley & Co. Incorporated	$25,000,000
Wachovia Capital Markets, LLC	$25,000,000

Total	$75,000,000

9.	Interest:

a.	Frequency of Interest Payments: Monthly, with an initial interest payment period from and including the Issue Date to but excluding May 10, 2006

b.	Interest Payment Dates: The 10th calendar day of each month, commencing May 10, 2006, or if such date is not a Business Day, the next succeeding Business Day

c.	Final Interest Payment Period: From and including March 10, 2018 to but excluding the Maturity Date

d.	Interest Rate: Until May 10, 2006, the Initial Interest Rate; thereafter, the Inflation Index Adjustment + Spread, subject to the Minimum Interest Rate Limitation

After May 10, 2006, the interest payable on the notes on any Interest Payment Date will be reduced in the event that the CPI used to calculate the interest then payable on the notes is less than the CPI used to calculate the interest payable on the notes on the preceding Interest Payment Date.

As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI for February 2006 was 198.7. For further information relating to the CPI, see “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate” in the accompanying prospectus supplement.

e.	Initial Interest Rate: 6.39%

f.	Day Count: 30/360 unadjusted

g.	Inflation Index Adjustment: The “Inflation Index Adjustment” (expressed as a percentage per year) for an interest payment period will be calculated as described in the accompanying prospectus supplement under “Description of Retail Medium-Term Notes—Indexed Retail Medium-Term Notes—Inflation-Linked Rate.”

The Inflation Index Adjustment for purposes of the initial interest payment date of May 10, 2006 is 3.99%.

h.	Spread: 2.40% over Inflation Index Adjustment

i.	Interest Reset Date: The 10 th day of each month beginning May 10, 2006

j.	Interest Determination Date: The 5th business day preceding each Interest Reset Date

k.	Minimum Interest Rate Limitation: Zero per year for each interest payment period

Example. For example, for the Interest Payment Period from and including December 1, 2005 to but excluding January 1, 2006, CPIn will be 198.8, the CPI for September 2005 (the Reference Month), and Ref CPIn-12 will be 189.9, the CPI for September 2004 (which is the CPI for the 12th calendar month preceding the Reference Month). The rate at which interest will be paid for that period will be calculated as follows:

Inflation Index Adjustment =

= (Ref CPIn – Ref CPIn-12) / Ref CPIn-12

= (198.8 – 189.9) / 189.9

= .0469

Spread = 2.00%

Interest Rate = .0469 + .0200 = .0669 = 6.69%

9.	Survivor’s Option: No

10.	Listing Information

Prior to this offering, there has been no public market for these notes. We have applied to list the notes on the NYSE under the symbol “PFK.” While we expect the notes to be approved for listing on the NYSE, subject to official notice of issuance, we cannot assure you that the application will be granted. If the listing is accepted, we expect trading in these notes on the NYSE to begin within 30 days after April 10, 2006. In order to meet one of the requirements for listing these notes, the Agents have undertaken to sell these notes to a minimum of 400 beneficial holders.

11.	Further Issuances

Prudential Financial, Inc. may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, initial interest accrual date and, depending on the issue date, the initial interest payment date. Any such additional notes will bear the same CUSIP number and be fungible with the notes offered by this pricing supplement.

12.	CUSIP Number: 744320409

13.	ISIN Number: US7443204091

Initial trades settle flat and clear SDFS: DTC Book Entry only, DTC number 250, via Wachovia Capital Markets, LLC

CERTAIN UNITED STATES

FEDERAL INCOME TAX CONSEQUENCES

For a description of the U.S. federal income tax considerations relating to the notes, see “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement. The special features of the notes are not expected to alter the tax treatment described therein.

PS-5